# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FLOTEK INDUSTRIES, INC., CIK 0000928054
CUSIP: 343389102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5775 N. SAM HOUSTON PARKWAY W., SUITE 400, HOUSTON, Texas (TX), 77086
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001881487
Persons authorized to receive notices and communications: Steven Scrogham, 333 Shops Blvd, Suite 301, Willow Park, Texas (TX), 76087, 254-776-3722

## Reporting persons
- ProFrac Holding Corp. (CIK 0001881487): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,937,915; sole dispositive power 0; shared dispositive power 20,937,915; aggregate amount beneficially owned 20,937,915 (54.5% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II, LLC ("ProFrac Holdings II") upon exercise of the prefunded warrants issued to ProFrac Holdings II on June 21, 2022 (the "June 2022 Prefunded Warrants"), (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, and (iii) 3,693,194 shares of Common Stock directly owned by ProFrac GDM, LLC ("ProFrac GDM").
  
  (2) Percent of class is calculated based on (i) 36,220,429 shares of Common Stock issued and outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants.
- ProFrac Holdings, LLC (CIK 0001911179): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,937,915; sole dispositive power 0; shared dispositive power 20,937,915; aggregate amount beneficially owned 20,937,915 (54.5% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, and (iii) 3,693,194 shares of Common Stock directly owned by ProFrac GDM.
  
  (2) Percent of class is calculated based on (i) 36,220,429 shares of Common Stock issued and outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants.
- ProFrac Holdings II, LLC (CIK 0001918796): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,937,915; sole dispositive power 0; shared dispositive power 20,937,915; aggregate amount beneficially owned 20,937,915 (54.5% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, and (iii) 3,693,194 shares of Common Stock directly owned by ProFrac GDM.
  
  (2) Percent of class is calculated based on (i) 36,220,429 shares of Common Stock issued and outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants.
- ProFrac GDM, LLC (CIK 0002067153): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,693,194; sole dispositive power 0; shared dispositive power 3,693,194; aggregate amount beneficially owned 3,693,194 (10.2% of the class)
  Comment: (1) Consists of 3,693,194 shares of Common Stock directly owned by ProFrac GDM.
  
  (2) Percent of class is calculated based on 36,220,429 shares of Common Stock issued and outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FLOTEK INDUSTRIES, INC.
Address of issuer's principal executive offices: 5775 N. SAM HOUSTON PARKWAY W., SUITE 400, HOUSTON, Texas (TX), 77086
Comment:
This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on March 7, 2022, Amendment No. 2 thereto filed with the SEC on June 2, 2022, Amendment No. 3 thereto filed with the SEC on August 29, 2022, Amendment No. 4 thereto filed with the SEC on March 2, 2023, Amendment No. 5 thereto filed with the SEC on July 14, 2023, Amendment No. 6 thereto filed with the SEC on April 30, 2025 and Amendment No. 7 thereto filed with the SEC on May 29, 2025 (collectively, the "Schedule 13D"), by the Reporting Persons relating to shares of common stock, par value $0.0001 per share ("Common Stock"), of Flotek Industries, Inc. (the "Issuer").

This Amendment is being filed to report (i) that ProFrac GDM, LLC ("ProFrac GDM") exercised the warrant issued to ProFrac GDM on April 28, 2025 (the "Warrant") on March 13, 2026, which resulted in an issuance of 6,000,000 shares of Common Stock to ProFrac GDM upon conversion of the Warrant, (ii) the transfer by ProFrac GDM of 1,319,493 shares of Common Stock to THRC (as defined below) in exchange for $34,320,000 of principal amount of Alpine Holdings (as defined below) term loans and (iii) the transfer by ProFrac GDM of 987,313 shares of Common Stock to Farris C. Wilks in exchange for $25,680,000 of principal amount of Alpine Holdings term loans, as more fully described under Item 4 below.

Each of ProFrac, ProFrac Holdings, ProFrac Holdings II (as each is defined below), and ProFrac GDM may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the shares of Common Stock held by ProFrac GDM.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined this Amendment have the respective meanings set forth in the Schedule 13D.

Schedule I attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On September 11, 2026, a lender under that certain Term Loan Credit Agreement, dated December 27, 2023, by and among Alpine Holding II, LLC ("Alpine Holding"), PF Proppant Holding, LLC, the subsidiary guarantor parties thereto, the several lenders thereto and CLMG Corp., as the agent and collateral agent, assigned $60,000,000 aggregate principal amount of term loans (the "2026 Term Loans") to THRC Holdings, LP ("THRC") and Farris C. Wilks, a natural person ("FW" and, together with THRC, the "Affiliate Loan Lenders"), of which $34,320,000 was assigned to THRC and $25,680,000 was assigned to FW. The 2026 Term Loans were designated as a new and separate class of Term Loans. Concurrently with such assignment, ProFrac GDM sold to the Affiliate Loan Lenders, pursuant to stock transfer agreements (the "Flotek Stock Transfer Agreements"), an aggregate of 2,306,806 shares of common stock, par value $0.0001 per share, of the Issuer in exchange for the Affiliate Loan Lenders' agreement that the 2026 Term Loans be repaid in full and cancelled. Upon closing of the Flotek Stock Transfer Agreements, the 2026 Term Loans (including any prepayment premium or make-whole amount) were deemed repaid in full and cancelled. Messrs. Dan H. Wilks and Farris C. Wilks are brothers and are the founders and principal stockholders of ProFrac Holding Corp. ("ProFrac"). THRC is an entity affiliated with Dan H. Wilks.

The foregoing description of the Flotek Stock Transfer Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Flotek Stock Transfer Agreements, copies of which are attached as Exhibit 2 and Exhibit 3 to this Amendment and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)-(b) Each of ProFrac, ProFrac Holdings, and ProFrac Holdings II may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 20,937,915 shares of Common Stock, representing approximately 54.5% of the issued and outstanding shares of Common Stock. ProFrac GDM may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 3,693,194 shares of Common Stock, representing approximately 10.2% of the issued and outstanding shares of Common Stock. The above calculations are based on:

(i) 36,220,429 shares of Common Stock issued and outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026; and

(ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, plus

(iii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, plus

(iv) 3,693,194 shares of Common Stock directly owned by ProFrac GDM.

ProFrac Holdings is a wholly owned, indirect subsidiary of ProFrac. ProFrac Holdings is the sole member of ProFrac Holdings II. ProFrac GDM is a wholly-owned, indirect subsidiary of ProFrac Holdings II. As a result, each of ProFrac and ProFrac Holdings may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by each of ProFrac Holdings II and ProFrac GDM, and ProFrac Holdings II may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by ProFrac GDM.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 5(a).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

The information regarding the Flotek Stock Transfer Agreements set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement by and among ProFrac Holding Corp., ProFrac Holdings, LLC, ProFrac Holdings II, LLC, and ProFrac GDM, LLC, dated as of May 29, 2025 (incorporated by reference to Amendment No. 7 to the Schedule 13D filed on May 29, 2025).

2. Stock Transfer Agreement, dated as of September 11, 2026, by and between ProFrac GDM, LLC and THRC Holdings, LP.

3. Stock Transfer Agreement, dated as of September 11, 2026, by and between ProFrac GDM, LLC and Farris C. Wilks.

I. Schedule I

## Signatures
- ProFrac Holding Corp.: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (09/15/2026)
- ProFrac Holdings, LLC: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (09/15/2026)
- ProFrac Holdings II, LLC: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (09/15/2026)
- ProFrac GDM, LLC: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (09/15/2026)